02032923

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.G.
5-31-02

For the month of May 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 13th May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 13th May 2002

COLT Telecom Group plc

By ____________

Mark A. Jenkins
Legal Services Director

we make business straight.forward

press information

13 May 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

NOTIFICATION OF CANCELLATION OF CERTAIN NOTES

COLT Telecom Group plc (COLT) said today that further to its notification of 9 October 2001 and following the purchase of certain bonds by COLT Telecom Finance Limited that the bonds purchased had now been cancelled. Details of the further cancellations are given below.

$19.25 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;
DM 1.8 Million face amount of our DM150 Million 8.875% Senior Notes due November 2007;
DM 40.187 Million face amount of our DM 600 Million 7.625% Senior Notes due July 2008;
€19.75 Million face amount of our €320 Million 7.625% Senior Notes due December 2009;
£3.0 Million face amount of our £50 Million 10.125% Senior Notes due November 2007;
DM 5.0 Million accreted principal amount of our DM600 Million 2% Senior Convertible Notes due August 2005;
€10.0 Million accreted principal amount of our €295 Million 2% Senior Convertible Notes due March 2006;
€22.0 Million accreted principal amount of our €368 Million 2% Senior Convertible Notes due December 2006; and
€17.0 Million accreted principal amount of our €402.5 Million 2% Senior Convertible Notes due April 2007.

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net

For further information contact:

John Doherty
Director Investor Relations
email: jdoherty@colt.net
t: +44 20 7390 3681